ROPES & GRAY LLP
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December 15, 2010	Arthur B. Price
T +1 617 951 7402
F +1 617 235 7341
arthur.price@ropesgray.com

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, D.C. 20549
Attention: Jeffrey P. Riedler

Re:	RXi Pharmaceuticals Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 31, 2010
Schedule 14A filed April 23, 2010
Form 10-Q for the Quarterly Period Ended March 31, 2010 Filed May 17, 2010
File No. 001-33958
Ladies and Gentlemen:
We are writing on behalf of RXi Pharmaceuticals Corporation (the “Company”), to respond to the Staff’s comment letter, dated November 10, 2010 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 10-K”), the Company’s Definitive Proxy Statement on Schedule 14A filed on April 23, 2010 and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010. To assist you in your review, we have included the heading and comments from the Comment Letter in bold below followed by our responses in regular typeface. Please note that the heading and numbering of the responses set forth below correspond to the heading and numbering of the comments contained in the Comment Letter.
Form 10-K for the fiscal year ended December 31, 2009
Item 1. Business, page 1
1.	Please file a copy of your in-license agreement with Dr. Michael Czech, as discussed at the bottom of page 1 under the subheading “Systemic Applications.” Alternatively, please provide us with an analysis supporting your determination that the agreement is not material to the company.

ROPES & GRAY LLP

- 2 -	December 15, 2010
Response: The Company respectfully advises the Staff that its in-license agreement with Dr. Michael Czech is not material to the Company, because it is unrelated to the technology platform currently used by the Company.
The Company has identified key areas of therapeutic focus, such as fibrosis (anti-scarring) and ocular disease, and areas of strategic interest, such as CNS disorders (ALS) and hepatocellular carcinoma. As disclosed in the Company’s Form 10-Q for the period ending September 30, 2010, the Company intends to select a development candidate in the area of fibrosis in 2010 and is working towards identifying a second development candidate in 2011 from active preclinical programs in fibrosis, ocular, CNS or liver carcinoma. Both development candidates will utilize the Company’s novel proprietary technology, called self delivering rxRNAs (“sd-rxRNA”). The sd-rxRNA technology platform is not dependent or even distantly related to intellectual property the Company in-licenses from Dr. Czech, and thus the Company does not believe that the termination of such in-license would materially affect the Company or influence its business operations at this time.
Intellectual Property and Proprietary Rights, page 13
2.	Please provide draft disclosure to be included in your next Form 10-K which indicates the expiration years of each material patent held by the company, including those relating to your license with the University of Massachusetts Medical School.
Response: The Company directs the Staff to the section of the 2009 10-K entitled “rxRNA Platform”, under which the Company discloses the expiration years for any patents that may issue from the Company’s 12 pending patent applications. Further, the Company informs the Staff that the Company has licensing rights to 2 patents that are material to the Company: US Patent 6,506,559 and US Patent 5,989,893. As disclosed on page 14 of the 2009 10-K, the expiration year of US Patent 6,506,559 is 2018. The expiration year of US Patent 5,989,893 is 2018, which the Company will disclose in its 2010 10-K.
Schedule 14A filed April 23, 2010
Board Leadership Structure and Role in Risk Oversight, page 28
3.	Please provide draft disclosure to be included in your next proxy statement describing the risk oversight function of the board of directors as required by Item 407(h) of Regulation S-K.
Response: As requested, below is draft disclosure that describes the risk oversight function of the board to be substantially included in the Company’s Proxy Statement on Schedule 14A to be filed in 2011.
“Risk Oversight

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- 3 -	December 15, 2010
The Board oversees an enterprise-wide approach to risk management, intended to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance and enhance stockholder value. The Board is actively involved in establishing and refining our business strategy, including assessing management’s appetite for risk and determining the appropriate level of overall risk for us. We may conduct assessments in the future as circumstances warrant.
While the Board has the ultimate oversight responsibility for the risk management process, various committees of the Board also have responsibility for risk management. In particular, the Audit Committee focuses on financial risk, including internal controls, and, from time to time, discusses and evaluates matters of risk, risk assessment and risk management with our management team. The Compensation Committee is responsible for overseeing the management of risk associated with our compensation policies and arrangements. The Nomination and Corporate Governance Committee ensures that the internal rule processes by which we are governed are consistent with prevailing best governance practices and applicable laws and regulations. Finally, the Strategy Committee advises management on strategic matters and associated risk. Our Code of Ethics, Committee Charters and other governance documents are regularly reviewed by the appropriate committees to confirm continued compliance, ensure that the totality of our risk management processes and procedures is appropriately comprehensive and effective and that those processes and procedures reflect established best practices.”
Form 10-Q for the Quarterly Period Ended March 31, 2010
4.	Please amend your Form 10-Q for the quarterly period ended March 31, 2010 to file the Stock Redemption Agreement between the company and CytRx dated March 22, 2010 as an exhibit to the filing.
Response: The Stock Redemption Agreement between the Company and CytRx dated March 22, 2010, was previously filed as exhibit 10.1 to the Current Report on Form 8-K filed with the Commission on March 23, 2010.
Closing Comments
     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

ROPES & GRAY LLP

- 4 -	December 15, 2010
          In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response: We have enclosed a separate letter executed by the Company that acknowledges the statements in the bullet points above.
We hope that the foregoing has been responsive to the Staff’s comments. It would be greatly appreciated if you could advise me at the number set forth below if the foregoing responses are acceptable or if any additional comments or questions will be forthcoming. If you should have any questions about this letter or require any further information, please call me at (617) 951-7402.
Very truly yours,
/s/ Arthur B. Price
Arthur B. Price
Enclosures

cc:	Laura Crotty, SEC Noah D. Beerman, RXi Pharmaceuticals Corporation Amy Tata, RXi Pharmaceuticals Corporation Marc A. Rubenstein, Ropes & Gray LLP